14041890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAF Securites,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 604
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George P.E. Ten Pow (305)-577-9799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

450 East Las Olas Boulevard, Suite 950 (Address) Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Benjamin S. A. Moody affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAF Securities, LLC as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Arlene Wong
My Commission EE028175
Expires 10/05/2014

Signature

CEO

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

To the Member of
PAF Securities, LLC
Miami, Florida

Report on the Financial Statements

We have audited the accompanying financial statements of PAF Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 450 East Las Olas Boulevard ▪ Ninth Floor ▪ Fort Lauderdale, Florida 33301 ▪ Phone 954.320.8000 ▪ Fax 954.320.8001
marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Fort Lauderdale, FL
February 18, 2014

PAF SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Current Assets		
Cash and cash equivalents	$ 114,592	
Accounts receivable	23,214	
Other assets	36,990	
Total Current Assets		$ 174,796
Liabilities and Member's Equity		
Current Liabilities		
Accrued expenses	$ 22,540	
Other	840	
Total Current Liabilities		$ 23,380
Member's Equity		151,416
Total Liabilities and Member's Equity		$ 174,796

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues		
Success fees	$ 1,146,947	
Retainer fees	965,333	
Other	7,308	
Total Revenues		$ 2,119,588
Expenses		
General and administrative expenses		1,692,244
Net Income		$ 427,344

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Balance - December 31, 2012	$ 157,572	
Member's contributions	82,000	
Member's distributions	(515,500)	
Net income	427,344	
Balance - December 31, 2013		$ 151,416

The accompanying notes are an integral part of these financial statements.

PAF SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities		
Net income		$ 427,344
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Receipt of third-party stock for services provided	$ (100,000)	
Changes in operating assets:		
Increase in accounts receivable	(17,521)	
Increase in other assets	(128)	
Increase in accrued expenses	5,064	
Decrease in other liabilities	(32,493)	
Total Adjustments		(145,078)
Net Cash Provided By Operating Activities		282,266
Cash Flows From Financing Activities		
Member's contributions	82,000	
Member's distributions	(415,500)	
Net Cash Used In Financing Activities		(333,500)
Net Decrease In Cash and Cash Equivalents		(51,234)
Cash and Cash Equivalents - Beginning		165,826
Cash and Cash Equivalents - Ending		$ 114,592
Supplemental Schedule of Non-Cash Financing Activities:		
Member's distributions in the form of third-party stock		$ 100,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

PAF Securities, LLC (the Company) is a wholly owned subsidiary of Pan American Finance, LLC (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

The Company does not hold customer funds or securities or owe money or securities to customers.

REVENUE RECOGNITION

Revenue is recorded when services have been performed. The Company enters into agreements with its customers, which provide for monthly or quarterly retainer billings for months in which services have been performed. The agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand accounts balances with banks with an original maturity of three months or less.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2013 was $91,212, which was $86,212 in excess of its required net capital of $5,000.

NOTE 3 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2013.

NOTE 4 - RELATED PARTY TRANSACTIONS

EXPENSE SHARING AGREEMENT

On September 1, 2012, the firm entered into an Expense Sharing Agreement with its Parent Company for whom it performs basic record keeping and administrative functions. A monthly charge of $500 is assessed for this service. During the year ended December 31, 2013, the Company recognized $6,000 for these services, which is included in other revenue in the accompanying statement of operations.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

OTHER

During 2013, the Company made distributions to the member of $515,500, including 100,000 shares (valued at $100,000) distributed in the form of third-party stock. During 2013, the Company received $82,000 of contributions from the member.

Additionally, the Company advanced funds to its Parent Company during 2013. As of December 31, 2013, no balance remained on these advances.

NOTE 5 – COMMITMENTS, CONTINGENCIES OR GUARANTEES

RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities and merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and do not anticipate entering into such transactions over the next twelve months.

LITIGATIONS

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

OPERATING LEASES

Operating leases are primarily for office space, data centers, equipment and automobiles.

On March 12, 2007, Pan American Finance, LLC (Parent Company) entered into a lease for 3,145 square feet of office space in Miami, Florida. On January 1, 2008, Pan American Finance, LLC assigned its right, title and interest in the lease, which will expire April 30, 2017, to PAF Securities, LLC. Monthly rent during the lease ranges from $10,483 to $11,544.

NOTE 5 – COMMITMENTS, CONTINGENCIES OR GUARANTEES (CONTINUED)

OPERATING LEASES (CONTINUED)

At December 31, 2013, the future minimum lease payments under the operating lease are summarized as follows:

For the Year Ending December 31,	Amount
2014	$ 126,000
2015	130,000
2016	134,000
2017	45,000
Total Future Minimum Rental Commitments	$ 435,000

Rent approximated $131,000 for the year ended December 31, 2013.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements are issued.

PAF SECURITIES, LLC

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013

PAF SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Member's Equity		151,416
Add Allowable Credits		--
Total Capital and Allowable Liabilities		151,416
Less Non-Allowable Assets		60,204
Net Capital		91,212
Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness		5,000
Excess Net Capital	$	86,212
Aggregate Indebtedness	$	23,380
Ratio: Aggregate Indebtedness to Net Capital		0.256

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2013, and the above calculation.

PAF SECURITIES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

PAF SECURITIES, LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Member of
PAF Securities, LLC

In planning and performing our audit of the financial statements of PAF Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Fort Lauderdale, FL
February 18, 2014

PAF SECURITIES, LLC

CONTENTS

PAF SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

PAF SECURITIES, LLC

AGREED-UPON PROCEDURES

FOR THE YEAR ENDED DECEMBER 31, 2013

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Director
PAF Securities, LLC
601 Brickell Key Drive, Suite 604
Miami, Florida 33131

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by PAF Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority ("collectively, the Specified Parties"), solely to assist you and the other Specified Parties in evaluating PAF Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PAF Securities, LLC management is responsible for PAF Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (see attached schedule) with respective cash disbursement records entries and checks #3132 and #3342 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including reconciling the adjustments to the year-end trial balance, noting no differences and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including reconciling the adjustments to the year-end trial balance, supporting the adjustments noting no differences.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 450 East Las Olas Boulevard ▪ Ninth Floor ▪ Fort Lauderdale, Florida 33301 ▪ **Phone** 954.320.8000 ▪ **Fax** 954.320.8001
marcumllp.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Fort Lauderdale, FL
February 18, 2014

PAF SECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2013

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the Year January 1, 2013 to December 31, 2013		$ 5,280
Payment Schedule		
SIPC-6	07/26/2013	1,339
SIPC-7	02/07/2014	3,941
Balance Due		$ --

See independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.